UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

The sustainable total return company

Abengoa Yield increases its credit facility by $290 million

July 17, 2015 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today that it has increased its existing $125 million credit facility with a revolver Tranche B for an additional amount of $290 million. Tranche B was closed with Bank of America as global coordinator and joint bookrunner, HSBC as agent and joint bookrunner and Banco Santander, Citigroup, RBC, Barclays and UBS as joint bookrunners and it will be used to finance future acquisitions and for general corporate purposes.

“This increase in our credit facility proves our solid financial position and provides us with flexibility to accomplish new acquisitions and deliver accretive growth to our shareholders” said Javier Garoz, CEO of Abengoa Yield.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and certain markets in EMEA. We focus on providing a predictable and growing quarterly dividend to our shareholders (www.abengoayield.com).

CFO and COO Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Javier Garoz
Name:	Javier Garoz
Title:	Chief Executive Officer

Date: July 22, 2015